Exhibit 99.1

News Release

BROOKFIELD PROPERTY PARTNERS SUCCESSFUL IN TENDER OFFER

TAKES UP MAJORITY OF MINORITY COMMON SHARES OF BROOKFIELD OFFICE
PROPERTIES AND ANNOUNCES PLAN TO COMPLETE PRIVATIZATION

EXTENDED OFFER EXPIRES MONDAY, MARCH 31, 2014 AT 5:00 PM (EASTERN TIME)

US$ unless otherwise specified.

March 20, 2014 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield Property Partners” or “BPY”) and its indirect subsidiaries Brookfield Office Properties Exchange LP and Brookfield Property Split Corp. (collectively with Brookfield Property Partners, the “Offerors”) today announced that the Offerors have taken up 203,597,640 common shares of Brookfield Office Properties Inc. (NYSE: BPO; TSX: BPO) (“BPO”) pursuant to their offer (the “Offer”) to acquire the common shares of BPO for consideration per BPO common share of either 1.0 limited partnership unit of Brookfield Property Partners or $20.34 in cash, subject in each case to pro-ration based on a maximum number of BPY limited partnership units and maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO common shares subject to the Offer.

“Brookfield Property Partners received over 200 million shares today under its Offer and will take up and pay for those shares. Based on the tender results, BPY will be able to ensure a majority of the minority vote at a shareholders meeting,” said Ric Clark, chief executive officer of Brookfield Property Group. “As a result, BPY today confirms that, upon completion of the Offer, the Offerors will be pursuing a second stage transaction with BPO to acquire the remaining BPO common shares, which will proceed by way of a plan of arrangement under Canadian corporate law. BPO shareholders will be offered the same consideration under such transaction as was offered under the Offer, subject to pro-ration. BPO has delayed its annual meeting of shareholders, originally scheduled for April 24, 2014, to facilitate shareholder approval of such a transaction. It is currently anticipated that the shareholder meeting to approve the second stage transaction will take place no later than June. Further information will be communicated in the near future. In accordance with previously communicated intentions, the Offer is being extended until March 31, 2014 for any shareholders who wish to tender to the Offer prior to the privatization”.

The common shares taken up represent 73.25% of the common shares held by BPO shareholders independent of Brookfield Property Partners. Brookfield Property Partners will now own, directly or indirectly, 452,960,201 common shares of BPO, representing 85.9% of the issued and outstanding common shares (on a fully-diluted basis).

Of the 203,597,640 common shares of BPO taken up, 137,043,010 were tendered for cash and 66,554,630 were tendered for limited partnership units. As BPO shareholders have elected to receive more cash than is available under the Offer at initial take-up, BPO shareholders will receive 49.03% of the aggregate cash they elected to receive, and will receive the balance of their consideration in BPY limited partnership units (or exchangeable limited partnership units if elected) (valuing each limited partnership unit at $20.34). Shareholders electing to receive BPY limited partnership units (or exchangeable limited partnership units) will receive one limited partnership unit for each BPO common share tendered. After adjusting for pro-ration, 67,192,249 common shares will be exchanged for cash and 136,405,391 common shares will be exchanged for limited partnership units.

Shareholders of BPO who hold BPO common shares through a broker will receive their consideration through such broker, while shareholders holding in registered form will receive their consideration directly from the depositary. Shareholders should receive their consideration during the week of March 24, 2014. Any shareholders who tender during the extension period will receive their consideration in early April. Shareholders can expect to receive their consideration under the second stage transaction (which will be the same as the consideration in the Offer) before the end of June 2014.

How to Tender Shares to the Offer

BPO common shareholders are urged to tender their common shares to the Offer before it expires at 5:00 p.m. (Eastern time) on March 31, 2014. BPO shareholders can tender by following the instructions provided in the take-over bid circular dated February 11, 2014. BPY has filed a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. The Registration Statement was declared effective on February 11, 2014, and the offer materials were mailed to BPO shareholders on February 12, 2014. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer is being made only through the Exchange Offer Documents. The Information Agent for the Offer is CST Phoenix Advisors, toll free phone at 1- 866-822-1245 or by email at inquiries@phoenixadvisorscst.com. The Depositary for the Offer is CST Trust Company, P.O. Box 1036, Adelaide Street Postal Station, Toronto, ON M5C 2K4. The Exchange Offer Documents may be obtained without charge by directing a request by mail to CST Trust Company or by calling toll-free at 1-800-387-0825 or 416-682-3860.

The Exchange Offer Documents, as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, may also be obtained without charge at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: BPO shareholders who would like to exchange their shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; BPO shareholders who would like to exchange their shares for cash may receive limited partnership units of Brookfield Property Partners in lieu of up to 67% of their shares; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in over 25,500 multi-family units, 68 million square feet of industrial space and a 19 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley Vice President, Investor Relations & Communications Tel: 212-417-7215 Email: melissa.coley@brookfield.com

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